ALR Technologies Announces Canadian Launch Plans for the GluCurve Pet CGM

(August 7th, 2023 -- Singapore) ALR Technologies SG Ltd. ("ALRT" or the "Company") (OTCQB:ALRTF), the diabetes management company, announces plans to launch the GluCurve Pet CGM ("GluCurve") in Canada during Q3 2023 with a direct to veterinarian clinic sales model through www.GluCurve.ca. The Canadian website will go live on or before August 28th when the Company expects to begin taking orders. The inventory from the purchase order announced on June 1, 2023 will now be used for the Canadian launch. The quantity of units ordered has been increased and delivery will be spread out between August through October with a projected sales value of $600,000-$700,000.

"We are extremely excited to launch the GluCurve Pet CGM for the estimated 75,000+ diabetic cats and dogs in Canada," said Joe Stern Head of Animal Health at ALR Technologies SG Ltd. "The Canadian veterinary market is a unique landscape that does not use distributors like the US or EU, providing us the opportunity to sell direct to clinics at very favorable margins. Between the size and nature of the market, and the significant interest we have received from Canadian veterinarians, the decision to supply the GluCurve to Canada was obvious."

The Company's CGM hardware supplier is finalizing and converting manufacturing from their 1st generation all-in-one model CGM previously referenced in ALRT's June 1, 2023 press release, to a 2nd generation all-in-one model CGM expected to be ready for use in Q4 2023 for GluCurve. During this transition, an interim two piece model consisting of a separate sensor and Bluetooth transmitter will be made available in limited quantities to ALRT for the Canadian market. It boasts the same specifications and technological achievements as the 1st generation all-in-one model previously announced.

The quantity of CGM units required for the US and EU markets dictates that ALRT and its distributor defer the launch until the new 2nd generation all-in-one model is available from the Company's CGM hardware supplier. At which time, the Company will be well positioned to meet market demand with reduced delivery lead-times and significant production availability. GluCurve featuring the all-in-one model CGM hardware will replace the interim two piece model in Canada concurrent with the US and EU launch.

About ALR Technologies SG Ltd.
ALRT is a data management company that developed the ALRT Diabetes Solution, a comprehensive approach to diabetes care that includes an FDA-cleared and HIPAA compliant diabetes management system that collects data directly from blood glucose meters and continuous glucose monitoring devices, and a patent pending Predictive A1C algorithm to track treatment success between lab reports and an FDA-cleared Insulin Dosing Adjustment program. The overall goal is to optimize diabetes drug therapies to drive improved patient outcomes.

In addition, the animal health division of ALRT has developed the GluCurve Pet CGM; a solution to assist veterinarians better determine the efficacy of insulin treatments and to help to identify the appropriate dose and frequency of administration for companion animals, thereby delivering the same optimization of diabetic drug therapies to pets as to humans.

More information about ALRT and the GluCurve Pet CGM can be found at www.alrt.com and https://www.glucurve.com/Index.

Investor Contact

Investor Relations: ir@alrt.com
Animal Health Inquiries: animalhealth@alrt.com
Media: Media@alrt.com
US: +1 804 554 3500
Singapore: +65 3129 2924

ALR Technologies SG Ltd. Forward-Looking Statement

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